EXHIBIT 18

July 14, 2015

The Board of Directors and Stockholder

Federal Express Corporation

3610 Hacks Cross Road

Memphis, TN 38125

Ladies and Gentlemen:

Note 1 of Notes to the Consolidated Financial Statements of Federal Express Corporation included in its Form 10-K for the year ended May 31, 2015 describes changes in the methods of accounting for actuarial gains and losses and the calculation of expected return on plan assets for all of its pension and other postretirement benefit plans. The change in method of recognizing actuarial gains and losses is from a method that recognizes such gains and losses in Owner’s Equity in the period incurred and amortizes them as a component of net periodic benefit expense in future periods subject to a corridor, to a method that recognizes actuarial gains and losses in the income statement in the period incurred. The change in method of computing expected returns on plan assets is from a method that utilizes a calculated value of plan assets to a method that utilizes the actual fair value of plan assets. There are no authoritative criteria for determining a ‘preferable’ method of accounting for actuarial gains and losses or of calculating expected returns on plan assets based on the particular circumstances; however, we conclude that such changes in methods of accounting are to acceptable alternative methods which, based on your business judgment to make this change and for the stated reasons, are preferable in your circumstances.

Very truly yours,
/s/ Ernst & Young LLP
Memphis, Tennessee